80

AM 5-17-2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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[redacted]

04019531

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 47904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA: John James Investments, LTD.
Applicant: John James Futures Group Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8463 Sheridan Drive
(No. and Street)

Williamsville NY 14221
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Yvonne Pilichowski 716-633-2323 x103
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Accounting Group of Western New York, CPA, PC
(Name – *if individual, state last, first, middle name*)

3085 Southwestern Blvd, Ste 106, Orchard Park NY 14127
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 12 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 13 2004
WASH. D.C.
181

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yvonne S. Pilichowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John James Investments, LTD, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Yvonne S. Pilichowski
Signature

President
Title

Christa Gabel-Kehr
Notary Public

CHRISTA GABEL-Kehr
NOTARY PUBLIC, STATE OF NEW YORK
Reg No. 01GA6074006
QUALIFIED IN ERIE COUNTY
My Commission Expires 5-6-06

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHEDULE I

JOHN JAMES INVESTMENTS, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

NET CAPITAL		
TOTAL STOCKHOLDER'S EQUITY		$363,252
ADD:		
Deferred income taxes payable		17,371
TOTAL ALLOWABLE CAPITAL		380,623
NON ALLOWABLE ASSETS:		
Broker-dealer receivable	876	
Securities not readily marketable	4,590	
Furniture, equipment and property, net	110,525	
Loan receivable, not readily marketable	81,282	
		197,273
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		183,350
HAIRCUTS ON SECURITIES		20,100
NET CAPITAL		$163,250

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of December 31, 2003)

NET CAPITAL AS REPORTED IN COMPANY'S PART IIA FOCUS REPORT		$166,427
AUDIT ADJUSTMENTS:		
Deferred income taxes beginning balance	(2,200)	
Loan receivable, not readily marketable	(13,350)	
Prepaid income taxes	2,444	
Property and equipment, net	22,070	
Deferred income taxes, ending balance	(17,371)	
Accounts payable, accrued liabilities, expenses and other	5,230	
		(3,177)
NET CAPITAL		$163,250

SCHEDULE II

JOHN JAMES INVESTMENTS, LTD.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2003

MINIMUM NET CAPITAL REQUIRED		
Total liabilities from Statement of Financial Condition	$27,558	
Reserve ratio	6.66%	
MINIMUM NET CAPITAL REQUIRED	1,835	
MINIMUM DOLLAR REQUIREMENT	5,000	
NET CAPITAL REQUIREMENT	$5,000	
EXCESS NET CAPITAL		$158,250
EXCESS NET CAPITAL AT 1000%		$160,494
TOTAL AGGREGATE INDEBTEDNESS		$27,558
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		16.88%

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of December 31, 2003)

TOTAL LIABILITIES AS REPORTED IN COMPANY'S PART IIA FOCUS REPORT		$4,566
AUDIT ADJUSTMENTS:		
Actual NYS payroll tax payable	2	
Reclass items in federal payroll taxes payable to proper accounts	6,072	
Reclass income tax penalty paid	266	
Reclass estimated tax prepayments to proper account	1,481	
Deferred income taxes not included in Company's computation	15,171	
Accounts payable, accrued liabilities, expenses and other	0	
TOTAL AUDIT ADJUSTMENTS		22,992
TOTAL AGGREGATE INDEBTEDNESS		$27,558

Aside from differences reported in above reconciliation of aggregate indebtedness, we found no other material differences existed pursuant to SEC rule 17a-5(d)(4).

ACCOUNTING GROUP
OF WESTERN NEW YORK, C.P.A., P.C.

Supplemental Statement Required Pursuant to SEC Rule 17a-5(j)

To the Board of Directors and Shareholder
John James Investments, Ltd.
Williamsville, New York

The SEC requires independent auditors to issue a report on internal control. To meet this requirement, a report should (a) express an opinion on the adequacy of the practices and procedures listed above in relation to the definition of a material inadequacy as stated in Rule 17a-5(g)(3) and (b) disclose material weaknesses in internal control (including procedures for safeguarding securities) that are revealed through auditing procedures designed and conducted for the purpose of expressing an opinion on the financial statements.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of John James Investments, Ltd. (the Company) as of December 31, 2003 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

A *Report on Internal Control* was issued with the original financial statements.

If we become aware of a material inadequacy that was corrected during the period but not reported by management to the SEC and the broker-dealer's designated examining authority, management's failure to report the condition would constitute a material inadequacy that should be included in the auditor's report on internal control. According to SEC Rule 17a-5(j), the report on internal control should be filed along with the annual audit report, which it was.

Rule 17a-5(c)(2)(iii) provides that when the independent auditor has commented on a material inadequacy, the broker-dealer must include, in the statement of financial condition furnished to customers, a statement that a copy of such report is currently available at the principal office of the SEC and the SEC regional office for the region in which the broker-dealer has its principal place of business.

Pursuant to SEC Rule 17a-5(j) no material inadequacies were found to exist.

Accounting Group of Western New York CPA PC

Accounting Group of Western New York, CPA, PC
Orchard Park, New York
May 12, 2004

(716) 675-2277 Fax: (716) 675-2033
3085 Southwestern Blvd., Suite 106 Orchard Park, New York 14127

ACCOUNTING GROUP
OF WESTERN NEW YORK, C.P.A., P.C.

May 11, 2004

Mr. Michael Paulsen
Field Supervisor
NASD
New Jersey District Office
581 Main Street, 7th Floor
Woodbridge, New Jersey 07095

COPY

Re: John James Investments, Ltd

Dear Mr. Paulsen:

In regards to our telephone conversation and to respond to NASD letter of April 28, 2004, I have enclosed a copy of December 31, 2003 "Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3", which is appropriate if the auditor has completed an audit of the financial statements.

If we become aware of a material inadequacy that was corrected during the period but not reported by management to the SEC and the broker-dealer's designated examining authority, management's failure to report the condition would constitute a material inadequacy that should be included in the auditor's report on internal control. According to SEC Rule 17a-5(j), the report on internal control should be filed along with the annual audit report, which it was.

Pursuant to SEC Rule 17a-5(j) no material inadequacies were found to exist.

We agree that Rule 17a-5(c)(2)(iii) provides that when the independent auditor has commented on a material inadequacy, the broker-dealer must include, in the statement of financial condition furnished to customers, a statement that a copy of such report is currently available at the principal office of the SEC and the SEC regional office for the region in which the broker-dealer has its principal place of business.

We were advised by previous NASD office that the "Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3", we submitted would satisfy the requirement under SEC Rule 17a-5(j) which requires a statement stating that no material inadequacies were found to exist.

Please advise if this does not fulfill that requirement.

(716) 675-2277
Fax: (716) 675-2033
3085 Southwestern Blvd., Suite 106
Orchard Park, New York 14127

The letter of April 28, 2004 also requested a reconciliation of the audited computation and the broker-dealer's corresponding un-audited Part II or Part IIA, if material differences existed, or if no material differences existed, a statement so stating pursuant to SEC Rule 17a-5(d)(4).

We provided a reconciliation showing differences existed, as a supplemental document for informational purposes. The net difference amounted to ($3,177), which in itself does not represent a material difference in our opinion.

In reviewing the Company's amended 2003 Focus Report, we found a difference of $17,371 which represents deferred income taxes payable that were not added back in the Computation of Net Capital on the Focus Report. We believe that this is what caused generation of NASD deficiency letter. AICPA guidance suggests deferred income taxes payable is classified as allowable capital. Please advise if this is incorrect.

We respectfully request clarification of NASD deficiency letter as to what extra information is required before we send requested copies or amend Focus Report as it appears we supplied the proper information with our audited financial statements and the deficiency seems to be the omission of the $17,371 on the final 2003 Focus Report.

Please call us at 716-675-2277 at your convenience to discuss as this matter can be taken care of ASAP with clarification from you. We would prefer to rectify this situation after discussing with you as that will enable us to send you the information exactly as you requested and not prolong the matter.

Thank you for your courtesy and cooperation with this matter.

Sincerely,

Scott J. Foti, CPA

VIA CERTIFIED MAIL 7002 2410 0000 6571 9569

NASD

April 28, 2004

Yvonne Pilchowski
John James Investments, Ltd.
8463 Sheridan Drive
Williamsville, NY 14221

Dear Ms. Pilchowski:

This acknowledges receipt of John James Investments, Ltd. December 31, 2003 annual filing of audited financial statements made pursuant to Securities Exchange Commission (SEC) Rule 17a-5(d). The report as submitted appears to contain the following deficiencies:

- A Reconciliation, including appropriate explanations, of the audited Computation and the broker-dealer's corresponding un-audited Part II or Part IIA, if material differences existed, or if no material differences existed, a statement so stating pursuant to SEC Rule 17a-5(d)(4);
- A report describing any material inadequacies found to exist, or if none existed, a statement so stating, pursuant to SEC Rule 17a-5(j).

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section title *SEC Rules & Regulations T*. We urge you to review the Rule with your independent accountant.

Due to the apparent material differences in the firm's December 31, 2003 FOCUS filing submitted to the District 9 New Jersey Office vs. the December 31, 2003 independent audit of the Firm, the firm may need to submit an amended December 31, 2003 FOCUS filing to the District 9 New Jersey Office displaying the adjusted amounts.

Pursuant to the provisions of NASD Procedural Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, DC office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by May 12, 2004. Questions may be addressed to Michael Paulsen, Field Supervisor, at (732) 596-2073.

New Jersey District Office
581 Main Street, 7th Floor
Woodbridge, New Jersey
07095

tel 732 596 2000
fax 732 596 2001
www.nasd.com

Sincerely,

David Chiu
Staff Supervisor
/li

Enclosure: Form X-17A-5 Part III Facing Page/Oath or Affirmation

cc: Tom McGowan, Chief Examiner
Securities and Exchange Commission
Division of Market Regulation
450 5th Street, NW
Washington, DC 20549

Accounting Group of Western New York, CPA, P.C.
3085 Southwestern Blvd. Suite 106
Orchard Park, NY 14127

Michael Paulsen; Field Supervisor, NASD